FOSC

FOSCHINI

For the year ended 31 March 2007



Highlights

- Retail turnover up 12,4% to R7,2 billion (14,6% for the comparable 52 weeks)
- Profit before tax up 19,8% to R1,78 billion (22,8% for the comparable 52 weeks)
- Operating margin increased to 26,1%
- Headline earnings per share up 15,4% to 534,2 cents per share (18,5% for the comparable 52 weeks)
- Final dividend declared increased 21,4% to 170 cents per share
- Total dividend for the year increased by 22,7% to 270 cents per share
- Sustained strong balance sheet

CONSOLIDATED INCOME STATEMENT

Foschini Limited and its subsidiaries	2007 Rm	2006 Rm	% change
Revenue	**8 361,3**	7 306,7	14,4
Retail turnover	**7 230,0**	6 432,1	12,4
Cost of turnover	**4 195,1**	3 707,9	
Gross profit	**3 034,9**	2 724,2	
Interest received (note 4)	**873,8**	644,1	
Dividends received	**22,8**	13,4	
Net trading expenses (note 5)	**(2 044,5)**	(1 814,4)	
Operating profit before finance charges	**1 887,0**	1 567,3	
Interest paid	**104,7**	79,1	
Profit before tax	**1 782,3**	1 488,2	19,8
Income tax expense	**590,3**	479,2	
Profit for the year	**1 192,0**	1 009,0	
Attributable to:			
Equity holders of Foschini Limited	**1 119,2**	986,9	13,4
Minority interest	**72,8**	22,1	
Profit for the year	**1 192,0**	1 009,0	
Reconciliation of attributable profit to headline earnings			
Profit attributable to equity holders of Foschini Limited	**1 119,2**	986,9	
Headline earnings	**1 119,2**	986,9	13,4
Earnings per ordinary share (cents)			
Basic	**534,2**	463,0	15,4
Headline	**534,2**	463,0	15,4
Diluted (basic)	**514,8**	449,6	14,5
Diluted (headline)	**514,8**	449,6	14,5
Dividend per ordinary share (cents)			
Interim	**100,0**	80,0	25,0
Final	**170,0**	140,0	21,4
Total	**270,0**	220,0	22,7
Dividend cover (times)	**2,0**	2,1	

CONSOLIDATED BALANCE SHEET

Foschini Limited and its subsidiaries	2007 Rm	2006 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**782,1**	654,4
Goodwill and intangibles	**30,9**	29,6
Preference share investment	**200,0**	–
Loans	**2,9**	4,1
Private label card receivables	**155,0**	90,1
Loan receivables	**706,3**	497,6
Participation in export partnerships	**103,5**	108,6
Deferred taxation	**179,7**	152,1
	2 160,4	1 536,5
Current assets		
Inventory (note 6)	**1 292,9**	1 116,7
Preference share investment	**–**	200,0
Trade receivables – retail	**2 235,2**	2 116,6
Private label card receivables	**671,7**	390,0
Other receivables and prepayments	**186,6**	97,6
Loan receivables	**160,2**	319,9
Participation in export partnerships	**7,6**	8,5
Cash	**69,1**	62,5
	4 623,3	4 311,8
Total assets	**6 783,7**	5 848,3
EQUITY AND LIABILITIES		
Equity attributable to equity holders of Foschini Limited	**3 823,6**	3 267,9
Minority interest	**181,3**	88,9
Total equity	**4 004,9**	3 356,8
Non-current liabilities		
Interest-bearing debt	**1 014,6**	797,0
Operating lease liability	**121,0**	113,3
Deferred taxation	**146,8**	153,9
	1 282,4	1 064,2
Current liabilities		
Short-term loans	**5,9**	8,0
Trade and other payables	**1 139,1**	978,5
Taxation payable	**234,7**	327,9
Employee benefit accruals	**116,7**	112,9
	1 496,4	1 427,3
Total liabilities	**2 778,8**	2 491,5
Total equity and liabilities	**6 783,7**	5 848,3

CONSOLIDATED CASH FLOW STATEMENT

Foschini Limited and its subsidiaries	2007 Rm	2006 Rm
Cash flows from operating activities		
Operating profit before working capital changes (note 8)	**1 205,3**	1 091,7
Increase in working capital	**(210,4)**	(530,4)
Cash generated by operations	**994,9**	561,3
Increase in private label card receivables	**(346,6)**	(188,4)
Increase in loan receivables	**(49,0)**	(158,6)
Interest received	**873,8**	644,1
Interest paid	**(104,7)**	(79,1)
Taxation paid	**(718,2)**	(464,2)
Dividends paid	**(552,2)**	(412,7)
Net cash inflows (outflows) from operating activities	**98,0**	(97,6)
Cash flows from investing activities		
Purchase of property, plant and equipment	**(306,1)**	(313,5)
Proceeds from sale of property, plant and equipment	**4,2**	4,8
Decrease in participation in export partnerships	**6,0**	94,2
Decrease in loans	**1,2**	2,5
Shares purchased by share trust	**(288,4)**	(256,9)
Proceeds on dilution of interest in subsidiary	**183,3**	263,8
Net cash outflows from investing activities	**(399,8)**	(205,1)
Cash flows from financing activities		
Proceeds on delivery of shares by share trust	**92,9**	80,1
Increase in interest-bearing debt	**217,6**	243,6
(Decrease) increase in short-term loans	**(2,1)**	5,3
Net cash inflows from financing activities	**308,4**	329,0
Net increase in cash and cash equivalents during the year	**6,6**	26,3
Cash and cash equivalents at the beginning of the year	**62,5**	36,2
Cash and cash equivalents at the end of the year	**69,1**	62,5

SUPPLEMENTARY INFORMATION

	2007	2006
Net ordinary shares in issue (millions)	**212,0**	212,6
Weighted average ordinary shares in issue (millions)	**209,5**	213,1
Tangible net asset value per share (cents)	**1 789,4**	1 523,4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Foschini Limited and its subsidiaries	Equity holders of Foschini Limited Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2005 as previously stated	2 496,8	16,0	2 512,8
Operating lease adjustment (note 7)	145,0	–	145,0
Equity at 31 March 2005 restated	2 641,8	16,0	2 657,8
Profit for the year	986,9	22,1	1 009,0
Change in degree of control	–	74,7	74,7
Profit on dilution of interest in subsidiary	189,1	–	189,1
Share-based payments reserve movements	19,0	–	19,0
Dividends paid	(388,8)	(23,9)	(412,7)
Delivery of shares by share trust	80,1	–	80,1
Shares purchased by share trust	(256,9)	–	(256,9)
Unrealised loss on hedging instruments	(3,3)	–	(3,3)
Equity at 31 March 2006	3 267,9	88,9	3 356,8
Profit for the year	1 119,2	72,8	1 192,0
Change in degree of control	–	71,2	71,2
Profit on dilution of interest in subsidiary	112,1	–	112,1
Share-based payments reserve movements	19,2	–	19,2
Dividends paid	(500,6)	(51,6)	(552,2)
Delivery of shares by share trust	92,9	–	92,9
Shares purchased by share trust	(288,4)	–	(288,4)
Unrealised gain on hedging instruments	1,3	–	1,3
Equity at 31 March 2007	**3 823,6**	**181,3**	**4 004,9**



GROUP SEGMENTAL ANALYSIS

Foschini Limited and its subsidiaries	Financial Services		
	2007 Rm	2006 Rm	2007 Rm
REVENUE*			
External	**677,6**	494,5	**7 683,7**
Inter-segment	**–**	–	**–**
Total revenue	**677,6**	494,5	**7 683,7**
SEGMENT RESULT			
Operating profit before finance charges	**408,5**	317,1	**1 478,5**
External	**(31,0)**	(7,8)	**(73,7)**
Inter-segment	**(54,8)**	(56,2)	**54,8**
Interest paid	**(85,8)**	(64,0)	**(18,9)**
Income tax expense	**(99,4)**	(73,5)	**(490,9)**
Profit for the year	**223,3**	179,6	**968,7**

* Includes retail turnover, interest received and other income

SEGMENT ASSETS			
Non-current assets	**919,2**	609,9	**1 241,2**
Current assets	**839,5**	747,1	**3 783,8**
Inter-segment assets (liabilities)	**12,9**	12,9	**(12,9)**
Total assets	**1 771,6**	1 369,9	**5 012,1**
SEGMENT LIABILITIES			
Non-current liabilities	**391,6**	224,6	**890,8**
Current liabilities	**158,1**	143,2	**1 338,3**
Inter-segment liabilities (assets)	**725,4**	676,4	**(725,4)**
Total liabilities	**1 275,1**	1 044,2	**1 503,7**
SEGMENT INFORMATION			
Capital expenditure	**13,2**	3,6	**292,9**
Depreciation and amortisation	**5,5**	1,8	**168,6**

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

		Consolidated	
	2006	**2007**	2006
	Rm	**Rm**	Rm
	6 812,2	**8 361,3**	7 306,7
	–	**–**	–
	6 812,2	**8 361,3**	7 306,7
	1 250,2	**1 887,0**	1 567,3
	(71,3)	**(104,7)**	(79,1)
	56,2	**–**	–
	(15,1)	**(104,7)**	(79,1)
	(405,7)	**(590,3)**	(479,2)
	829,4	**1 192,0**	1 009,0
	926,6	**2 160,4**	1 536,5
	3 564,7	**4 623,3**	4 311,8
	(12,9)	**–**	–
	4 478,4	**6 783,7**	5 848,3
	839,6	**1 282,4**	1 064,2
	1 284,1	**1 496,4**	1 427,3
	(676,4)	**–**	–
	1 447,3	**2 778,8**	2 491,5
	309,9	**306,1**	313,5
	147,1	**174,1**	148,9



NOTES

The consolidated results of Foschini Limited for the year ended 31 March 2007 have been reviewed by the company's auditors, KPMG Inc. Their unqualified review report is available for inspection at the company's registered office.

1. The reviewed provisional results for the year ended 31 March 2007 have been prepared in accordance with the group's accounting policies, which comply with International Financial Reporting Standards (IFRS) and have been consistently applied with those adopted for the year ended 31 March 2006. Certain comparative figures have been reclassified in order to improve disclosure.
2. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.
3. Included in share capital are 16,9 (2006: 16,9) million shares which are owned by a subsidiary of the company, and 11,6 (2006: 11,0) million which are owned by the share incentive trust. These have been eliminated on consolidation.

	2007 Rm	2006 Rm
4. Interest received		
Trade receivables – retail	**299,3**	253,0
Loan receivables	**336,5**	287,0
Private label card receivables	**237,0**	100,2
Sundry – financial services	**1,0**	3,9
	873,8	644,1
5. Net trading expenses		
Depreciation and amortisation	**(174,1)**	(148,9)
Employee costs: normal	**(920,9)**	(813,9)
Employee costs: bonuses and restraint payments	**(24,4)**	(51,9)
Employee costs: share-based payments	**(19,2)**	(19,0)
Store occupancy costs: normal	**(512,7)**	(459,6)
Store occupancy costs: operating lease liability adjustment	**(7,7)**	6,8
Net other operating costs	**(385,5)**	(327,9)
	(2 044,5)	(1 814,4)
6. Inventory		
Merchandise	**1 194,8**	1 047,1
Raw materials	**44,4**	19,2
Goods in transit	**34,3**	25,0
Shopfitting stock	**18,1**	23,2
Consumables	**1,3**	2,2
	1 292,9	1 116,7

7. **Operating lease adjustment**
   During the course of the year, the straight-line model used to calculate the operating lease liability was reassessed. This resulted in an adjustment of R145 million to opening retained earnings. The effect of the reassessment on the prior year income statement is not material and accordingly, comparatives have not been restated.

	2007 Rm	2006 Rm
8. Operating profit before working capital changes		
Operating profit before finance charges	**1 887,0**	1 567,3
Interest received	**(873,8)**	(644,1)
Operating profit before finance charges and interest received	**1 013,2**	923,2
Non-cash items	**192,1**	168,5
Operating profit before working capital changes	**1 205,3**	1 091,7

Comment

GROUP OVERVIEW

This report covers 52 weeks compared to 53 weeks in the corresponding prior period ended 31 March 2006 which distorts direct comparisons. In order to make comparisons meaningful, percentages provided are given for both the 52-week and 53-week period ended 31 March 2006.

In the past five years our group has achieved compounded growth in headline earnings per share of 56%. Coming off this extremely high base, our group has once again achieved another year of good performance.

Notwithstanding the increasing interest rate cycle, the level of consumer confidence and spending has remained strong. Retail turnover for the year increased by 12,4% (14,6% in the case of 52 weeks) to R7,230 billion. Gross margins for the period were marginally down by 0,4% on the previous year, primarily as a result of a change in the sales mix. Headline earnings per ordinary share increased by 15,4% (18,5% in the case of 52 weeks) to 534,2 cents, whilst the group's operating margin increased to 26,1% from 24,3%. Cash generated by operations for the year amounted to R994,9 million.

The dividend cover has been reduced to 2,0 from 2,1 times attributable headline earnings per share. Accordingly the final dividend has increased by 21,4% to 170 cents per share. Dividends distributed in respect of the full year of 270 cents per share have increased by 22,7%.

In terms of the group's agreement with the Standard Bank of South Africa Limited (SBSA), Standard Bank has acquired a further 10% in RCS Investment Holdings (RCSIH) with effect from 1 April 2007, increasing its holding in that company to 45%, the maximum possible in terms of the initial transaction. Subsequent to the year-end the group received cash proceeds of R211,5 million in respect of this transaction.

During the year under review the group opened 96 new stores across all divisions, whilst 37 stores were closed. At the end of the year the group was trading out of 1 332 stores with a trading area of 380 615 square metres, an increase of 7,3% compared to the previous year.

TRADING DIVISIONS

The buoyant trading conditions experienced in the first half of the financial year continued into the second half, albeit at lower growth levels, having regard to the high base. Our divisions performed well, once again substantially above our product inflation of approximately 4%. The exception to this was our Foschini division which suffered stock shortages during the period August to November resulting in a loss in turnover of approximately R100 million.

Total comparable 52-week same store turnover for the period grew by 8,0%, with apparel growing 4,8%, cosmetics 15,5%, cellphones 26,9%, jewellery 10,7% and homewares 2,6%.

	No. of stores	Retail turnover 52 weeks ended 31.03.07	% Change 52 versus 53 weeks	% Change 52 versus 52 weeks
@home	51	412,4	26,3	28,6
Exact!	180	682,6	15,2	17,4
Foschini stores	386	2 911,8	9,4	11,6
Jewellery division	316	1 022,5	14,5	16,3
Markham	191	1 138,3	15,9*	18,6*
Sports division	208	1 062,4	17,4	20,0
Total	1 332	7 230,0	12,4	14,6

* Growth excludes the discontinued RJL brand.



Our **@home division** continued with a substantial increase in its store base during the year and grew its turnover to R412,4 million, an increase of 28,6%. Comparable 52-week same store growth of only 2,6% is primarily due to its own cannibalisation as it rolls out additional stores.

Exact! maintained its strong performance with its sales densities continuing to improve and achieved very satisfactory comparable 52-week same store growth of 12,9%.

The **Foschini division** had a disappointing year caused by the stock shortages during August to November. These stock shortages were caused, in the main, by changes to the in-house manufacturing process as well as the procurement lead-time being reduced too aggressively in order to improve stock turns and flexibility. This was corrected from December onwards, but because of this, the comparable 52-week same store growth was only 3,7%.

The **jewellery division** comprising American Swiss Jewellers, Sterns and Matrix traded well with comparable 52-week same store growth of 12,7%. This division continues to be a leader in the retail jewellery market in southern Africa.

The **Markham division** traded well, with comparable 52-week same store growth of 8,2% (excluding the discontinued RJL brand). Its new store design concept has now been rolled out to 72 stores, the balance still to be converted. Its RJL brand was discontinued during the year with its real estate being converted into other group formats – in the main Luella, the Foschini division's new shoe and accessory chain.

The **sports division**, trading as Totalsports, Sportscene and DueSouth traded well with growth in turnover of 20,0% and comparable 52-week same store growth of 10,9%.

FOSCHINI RETAIL CREDIT AND FINANCIAL SERVICES

Foschini retail credit – our retail debtors book, which amounts to R2,2 billion, increased by 5,6% during the year, whilst credit turnover increased by 8,5% compared to the previous corresponding period. Cash sales as a percentage of total sales increased from 30,8% to 33,3%. In our interim profit announcement at the end of September 2006 we indicated that there was evidence that the credit cycle had entered a new phase where conditions are not as favourable as they had been in recent years. As a result of this, we strengthened our collection procedures which has resulted in our collections from our debtors being very satisfactory. Net bad debts as a percentage of credit transactions increased only marginally from 2,4% to 2,6% which in the current economic cycle is extremely good.

On 1 June 2007 the National Credit Act (NCA) will be implemented. The NCA makes provision for more stringent evaluation of the ability of new and existing account holders to service the credit which we grant them. Whilst the NCA will make it more difficult for credit providers to operate with the same freedom as before, we are supportive of the intent of the NCA and have applied substantial time and resource to ensuring that on 1 June our policies, systems and processes will be compliant with the NCA, whilst ensuring that the impact on our business is minimal.

Our **financial services division** comprises RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division continued with its satisfactory performance, growing profits before tax by 27,5%, which currently represents 18,1% of our group's profit before tax. As a result of the transaction with the Standard Bank of South Africa Limited (SBSA), our group's shareholding in this division was 65% for the current year. This decreased by a further 10% to 55% from 1 April 2007.

PROSPECTS

We anticipate opening in excess of 80 new stores across all divisions in the year ahead.

Despite the recent increase in interest rates, turnover for the first eight weeks of the new financial year is in line with budget. Barring unforeseen circumstances, we remain confident that we will be able to produce another year of satisfactory growth.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend no. 141 of 3,25% (6,5 cents per share) in respect of the six months ending 30 September 2007 has been declared, payable on Monday, 1 October 2007 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 28 September 2007.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 20 September 2007. Foschini Limited preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 21 September 2007 and the record date, as indicated, will be Friday, 28 September 2007.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 21 September 2007 to Friday, 28 September 2007, both dates inclusive.

FINAL ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared a final ordinary dividend of 170,0 cents per ordinary share payable on Monday, 16 July 2007 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 13 July 2007.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 6 July 2007. Foschini Limited ordinary shares will commence trading "ex" the dividend from the commencement of business on Monday, 9 July 2007 and the record date, as indicated, will be Friday, 13 July 2007.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 9 July 2007 to Friday, 13 July 2007, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

Signed on behalf of the Board.

E Osrin
Chairman

D M Polak
CEO

Cape Town
31 May 2007

FOSCHINI

Markham

donna-claire
FASHION IN SIZES 14-28

MATRIX
Sunglasses • Cell phones

fashion EXPRESS

AMERICAN SWISS
YOU DESERVE IT

Luella

STERNS
THE JEWELLER

exact!
wearever

@home
THE HOMEWARE STORE

sportscene

@homelivingspace

Totalsports

TFG

DUESOUTH
BE AN OUTSIDER

RCS

END